

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 5, 2017

Colin Chitnim Sung
Chief Financial Officer
eHi Car Services Limited
Unit 12/F, Building No.5, Guosheng Center
388 Daduhe Road
Shanghai, 200062
The People's Republic of China

> **Re:** **eHi Car Services Limited**
> **Form 20-F for the Year Ended December 31, 2015**
> **Filed April 26, 2016**
> **File No. 001-36731**

Dear Mr. Sung:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure